LETTER TO BENEFICIAL HOLDERS
Regarding the Designated Event Purchase Offer by
CP SHIPS LIMITED
To Purchase for Cash
any and all $200,000,000 aggregate principal amount
of its outstanding 4% convertible senior subordinated notes due 2024
(CUSIP Nos. 22409VAE2 and 22409VAD4)
for a purchase price equal to 100% of the principal amount of such notes, plus accrued and unpaid interest to but excluding the date of payment under the offer and the
Solicitation of Consents to amend the terms of the trust indenture governing such notes for a payment of $2.50, without interest,
for consents in respect of each $1,000 principal amount of such notes
The Offer Expiration Time (the time that the Offer will expire) will be at 5:00 p.m., New York time, on December 14, 2005, unless required to be extended. Holders of Notes must deposit Notes prior to such time to receive the Purchase Price (as defined below).
The Solicitation Expiration Time (the time that the Solicitation will expire) will be at 5:00 p.m., New York time, on December 16, 2005, unless extended. Holders of Notes must validly consent prior to such time to receive the Consent Fee (as defined below).
November 8, 2005
To Beneficial Holders:
      CP Ships Limited (“CP Ships” or the “Corporation”) is offering to purchase for cash any and all $200,000,000 aggregate principal amount of its outstanding Notes (the “Offer”) and soliciting Consents to amend the Existing Indenture, in each case upon the terms of and subject to the conditions set forth in the Designated Event Notice, the Offer to Purchase and Consent Solicitation and the Circular. Terms used herein and defined in the Offer to Purchase and Consent Solicitation and Circular are used herein as so defined.
      The Existing Indenture provides that following a Designated Event, CP Ships is required to make an offer to purchase for cash all outstanding Notes (a “Designated Event Purchase Offer”). In accordance with the Existing Indenture and the terms of the Notes, the Corporation is offering to purchase any and all of the Notes in integral multiples of $1,000 principal amount for a purchase price in cash equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to but excluding the date of payment under the Offer (the “Purchase Price”), whether or not a Consent is delivered in respect of such Notes, as described in greater detail in the Offer to Purchase and Consent Solicitation and Circular. The Offer expires at 5:00 p.m. (New York time) on December 14, 2005 unless required to be extended (the “Offer Expiration Time”).
      In conjunction with the Offer, the Corporation is also requesting (the “Solicitation”) consents from Noteholders, through instruments in writing (“Consents”), to amend the Existing Indenture in order to remove certain of the reporting obligations and restrictive covenants of the Existing Indenture, as described in the Offer to Purchase and Consent Solicitation and Circular. The Proposed Amendments require the consent of record Noteholders representing at least a majority of the aggregate principal amount of Notes (the “Requisite Consents”). The Solicitation expires at 5:00 p.m. (New York time) on December 16, 2005, unless extended (the “Solicitation Expiration Time”).

Regardless of whether such person deposits Notes under the Offer, a Noteholder who validly consents to the Proposed Amendments prior to the Solicitation Expiration Time and who does not validly revoke such Consent, will, provided the Requisite Consents are received, be paid an amount in cash equal to $2.50, without interest, for each $1,000 principal amount of Notes for which Consents have been validly delivered as of the Solicitation Expiration Time and not validly revoked (the “Consent Fee”).
      You may consent to the Proposed Amendments to the Existing Indenture without depositing the Notes with respect to which such Consent relates. In that case, you will receive only the Consent Fee. Alternatively, you may deposit your Notes under the Offer without consenting to the Proposed Amendments to the Existing Indenture. In that case, you will receive only the Purchase Price for depositing your Notes under the Offer, and not the Consent Fee.
      This material is being forwarded to you as the beneficial owner of Notes held by us for your account but not registered in your name. A deposit of those Notes and delivery of Consents to the Proposed Amendments may be made only by us pursuant to your instructions. The Consent and Letter of Transmittal is furnished to you for your information but cannot be used by you to deposit Notes held by us for your account. If you choose not to deposit your Notes but would still like to deliver Consents, you should use the enclosed Consent and Letter of Transmittal to do so, and we will deliver such Consent and Letter of Transmittal on your behalf, and obtain the medallion signature guarantee thereon. Accordingly, we request instructions as to whether you wish us to deposit your Notes and deliver Consents to the Proposed Amendments with respect to the Notes held by us for your account. If you wish to have us do so, please so instruct us in advance of the Offer Expiration Time or the Solicitation Expiration Time as applicable.
      Notes validly deposited prior to 5:00 p.m. (New York time) on December 14, 2005 may be withdrawn on behalf of a depositing Noteholder at any time before 5:00 p.m. (New York time) on December 16, 2005. If the Offer is extended as the result of a legal requirement to do so, depositing Noteholders will continue to have the right to withdraw Notes during such extension period, as described in the Offer to Purchase and Consent Solicitation. A VALID WITHDRAWAL OF NOTES FROM THE OFFER WILL NOT AUTOMATICALLY REVOKE ANY CONSENT RELATED TO SUCH NOTES. INSTEAD, SUCH CONSENT MUST BE SEPARATELY REVOKED, IF DESIRED, IN ACCORDANCE WITH THE PROCEDURES DESCRIBED IN THE OFFER TO PURCHASE AND CONSENT SOLICITATION.
      Until the Proposed Amendments become effective, any Noteholder (including a transferee thereof) may revoke a Consent theretofore given as to its Notes or portion of its Notes if the Trustee receives an effective notice of revocation before the date the Proposed Amendments become effective. The Proposed Amendments will be effected by the execution of the Supplemental Indenture immediately following the Solicitation Expiration Time if the Requisite Consents have been obtained. If the Proposed Amendments become effective, they will thereafter bind every Noteholder, including those who have not provided or have revoked a Consent. A VALID REVOCATION OF A CONSENT WILL NOT AUTOMATICALLY WITHDRAW ANY RELATED NOTES DEPOSITED IN ACCORDANCE WITH THE OFFER. INSTEAD, SUCH NOTES MUST BE SEPARATELY WITHDRAWN, IF DESIRED, IN ACCORDANCE WITH THE PROCEDURES DESCRIBED IN THE OFFER TO PURCHASE AND CONSENT SOLICITATION.
      Your instructions to us should be forwarded as promptly as possible in order to permit us to deposit Notes and/or deliver Consents to the Proposed Amendments on your behalf in accordance with the provisions of the Offer to Purchase and Consent Solicitation.
      Any inclusion of CUSIP numbers is solely for the convenience of the Holders of the Notes. None of CP Ships, The Bank of New York, the Information Agent or the Dealer Managers shall be responsible for the selection or use of the CUSIP numbers referenced herein, nor is any representation made as to their correctness with respect to the Notes.

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